SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DOMINION RESOURCES, INC.

(Name of Subject Company (Issuer))

DOMINION RESOURCES, INC.

(Names of Filing Persons (Issuer and Offeror))

Common Stock, Without Par Value

(Title of Class of Securities)

25746U 10 9

(CUSIP Number of Class of Securities)

Patricia A. Wilkerson, Vice President and Corporate Secretary

James P. Carney, Assistant Treasurer

Dominion Resources, Inc.

120 Tredegar Street

Richmond, Virginia 23219

(804) 819-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James F. Stutts	Jane Whitt Sellers
Mark O. Webb	McGuireWoods LLP
Dominion Resources, Inc.	One James Center
120 Tredegar Street	Richmond, Virginia 23219-4030
Richmond, Virginia 23219

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,060,000,000	$155,342

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 55,000,000 shares of common stock at the maximum tender offer price of $92.00 per share.
**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per million dollars of the value of the transaction. Fees previously paid.

☐ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 4 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on July 10, 2007, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on July 13, 2007, Amendment No. 2 to the Schedule TO filed with the SEC on July 30, 2007 and Amendment No. 3 to the Schedule TO filed with the SEC on August 2, 2007 (collectively, the “Schedule TO”) relating to the offer by Dominion Resources, Inc., a Virginia corporation (the “Company”), to purchase up to 55,000,000 shares of its common stock, without par value, at a price not greater than $92.00 nor less than $82.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The information contained in the Offer to Purchase and the related Letter of Transmittal, which were previously filed with the Schedule TO, is incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1–10.

Items 1 through 10 of the Schedule TO incorporate by reference the information contained in the Offer to Purchase, a copy of which was filed with the Schedule TO as exhibit (a)(1)(A).

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On August 8, 2007, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., Eastern time, on August 7, 2007. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit:

(a)(5)(E) *	Press Release dated August 8, 2007, announcing preliminary results of the Tender Offer.

* Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2007	DOMINION RESOURCES, INC.

	By:	/s/ Mark O. Webb
Name: Mark O. Webb
Title: Deputy General Counsel
(Authorized Signatory)

Exhibit Index

(a)(1)(A)*	Offer to Purchase dated July 10, 2007

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 10, 2007

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 10, 2007

(a)(1)(F)*	Summary Advertisement dated July 10, 2007

(a)(1)(G)*	Letter to Dominion Savings Plans Participants

(a)(2)	Not Applicable

(a)(3)	Not Applicable

(a)(4)	Not Applicable

(a)(5)(A)*	CEO Letter to Dominion Savings Plans Participants

(a)(5)(B)*	CEO Letter to Shareholders

(a)(5)(C)*	Press Release dated July 10, 2007, announcing commencement of the Tender Offer.

(a)(5)(D)**	Transcript of the Company’s earnings conference call on August 1, 2007.

(a)(5)(E)***	Press Release dated August 8, 2007, announcing preliminary results of the Tender Offer.

(b)	Not Applicable

(d)(1)	Dominion Resources, Inc. Executive Supplemental Retirement Plan, as amended and restated effective December 17, 2004 (Exhibit 10.5, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(2)	Dominion Resources, Inc. Incentive Compensation Plan, effective April 22, 1997, as amended and restated effective July 20, 2001 (Exhibit 10.1, Form 10-Q for the quarter ended June 30, 2001, File No. 1-8489, incorporated by reference).

(d)(3)	Dominion Resources, Inc. 2005 Incentive Compensation Plan (Exhibit 10, Form 8-K filed March 3, 2005, File No. 1-8489, incorporated by reference).

(d)(4)	Form of Employment Continuity Agreement for certain officers of Dominion, amended and restated July 15, 2003 (Exhibit 10.1, Form 10-Q for the quarter ended June 30, 2003, File No. 1-8489, incorporated by reference), as amended March 31, 2006 (Form 8-K filed April 4, 2006, File No.
1-8489, incorporated by reference).

(d)(5)	Dominion Resources, Inc. Retirement Benefit Funding Plan, effective June 29, 1990 as amended and restated September 1, 1996 (Exhibit 10(iii), Form 10-Q for the quarter ended June 30, 1997, File No.
1-8489, incorporated by reference).

(d)(6)	Dominion Resources, Inc. Retirement Benefit Restoration Plan, as amended and restated effective December 17, 2004 (Exhibit 10.6, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(7)	Dominion Resources, Inc. Executives’ Deferred Compensation Plan, amended and restated effective December 17, 2004 (Exhibit 10.7, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(8)	Dominion Resources, Inc. New Executive Supplemental Retirement Plan, effective January 1, 2005 (Exhibit 10.8, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference), amended January 19, 2006 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2005,

File No. 1-8489, incorporated by reference), as amended December 1, 2006 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference) and further amended January 1, 2007 (Exhibit 10.17, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(9)	Dominion Resources, Inc. New Retirement Benefit Restoration Plan, effective January 1, 2005 (Exhibit 10.9, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference), as amended January 1, 2007 (Exhibit 10.18, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(10)	Dominion Resources, Inc. Stock Accumulation Plan for Outside Directors, amended as of February 27, 2004 (Exhibit 10.15, Form 10-K for the fiscal year ended December 31, 2003, incorporated by reference); amended effective December 31, 2004 (Exhibit 10.1, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(11)	Dominion Resources, Inc. Directors Stock Compensation Plan, as amended February 27, 2004 (Exhibit 10.16, Form 10-K for the fiscal year ended December 31, 2003, incorporated by reference); amended effective December 31, 2004 (Exhibit 10.2, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(12)	Dominion Resources, Inc. Directors’ Deferred Cash Compensation Plan, as amended and in effect September 20, 2002 (Exhibit 10.4, Form 10-Q for the quarter ended September 30, 2002, incorporated by reference); amended effective December 31, 2004 (Exhibit 10.3, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(13)	Dominion Resources, Inc. Non-Employee Directors’ Compensation Plan, effective January 1, 2005 (Exhibit 10.4, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(14)	Dominion Resources, Inc. Leadership Stock Option Plan, effective July 1, 2000, as amended and restated effective July 20, 2001 (Exhibit 10.2, Form 10-Q for the quarter ended June 30, 2001, File No. 1-8489, incorporated by reference).

(d)(15)	Dominion Resources, Inc. Executive Stock Purchase Tool Kit, effective September 1, 2001, amended and restated December 16, 2005 (Exhibit 10.2, Form 8-K filed December 12, 2005, File No. 1-8489, incorporated by reference).

(d)(16)	Dominion Resources, Inc. Security Option Plan, effective January 1, 2003, amended December 31, 2004 and restated effective January 1, 2005 (Exhibit 10.13, Form 8-K filed December 23, 2004, File No. 1-8489, incorporated by reference).

(d)(17)	Letter agreement between Dominion and Thomas F. Farrell, II, dated February 27, 2003 (Exhibit 10.24, Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489, incorporated by reference), as amended December 16, 2005 (Exhibit 10.1, Form 8-K filed December 16, 2005, File No. 1-8489, incorporated by reference).

(d)(18)	Letter agreement between Dominion and Thomas N. Chewning, dated February 28, 2003 (Exhibit 10.25, Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489, incorporated by reference).

(d)(19)	Offer of employment dated March 16, 2001 between Dominion and Duane C. Radtke (Exhibit 10.26, Form 10-K for the fiscal year ended December 31, 2002, File No. 1-8489, incorporated by reference).

(d)(20)	Supplemental retirement agreement, dated October 15, 2004 between Dominion and Duane C. Radtke (Exhibit 10, Form 8-K filed October 19, 2004, File No. 1-8489, incorporated by reference).

(d)(21)	Supplemental letter agreement, dated January 26, 2007 between Dominion and Duane C. Radtke (Exhibit 10.1, Form 8-K filed January 31, 2007, File No. 1-8489, incorporated by reference).

(d)(22)	Employment agreement dated February 13, 2007 between Dominion Resources Services, Inc. and Mark F. McGettrick (Exhibit 10.34, Form 10-K for the fiscal year ended December 31, 2006, File No. 1-8489, incorporated by reference).

(d)(23)	Supplemental retirement agreement dated April 22, 2005 between Dominion and Mark F. McGettrick (Exhibit 10.36, Form 10-K for the fiscal year ended December 31, 2005, File No. 1-8489, incorporated by reference).

*	Previously filed with Schedule TO on July 10, 2007.
**	Previously filed with Amendment No. 3 to Schedule TO on August 2, 2007.
***	Filed herewith.